UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 4)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On August 11, 2026, the Board of Directors of IceCure Medical Ltd. (the “Company”) approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s 2024 Employee Equity Incentive Plan by 2,500,000 from 112,667 to 2,612,667 ordinary shares.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: August 14, 2026	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

2